Exhibit 12.1

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Years Ended October 31,					Three Months Ended January 31,
	2006	2005	2004	2003	2002	2007	2006
Income before income taxes	$73,337	$108,457	$112,489	$90,487	$65,169	$6,789	$20,123
Add:
Fixed charges	51,599	39,485	9,586	10,665	10,236	14,030	15,874

Adjusted Earnings	$124,936	$147,942	$122,075	$101,152	$75,405	$20,819	$35,997

Fixed charges:
Interest expense	$37,331	$29,725	$6,004	$6,964	$6,874	$9,792	$12,513
Capitalized interest	8,543	4,885	811	1,005	909	2,288	1,930
Estimated portion of rent expense representative of interest	5,725	4,875	2,771	2,696	2,453	1,950	1,431

Total fixed charges	$51,599	$39,485	$9,586	$10,665	$10,236	$14,030	$15,874

Ratio of earnings to fixed charges	2.4x	3.7x	12.7x	9.5x	7.4x	1.5x	2.3x